UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Final Amendment)

Home City Financial Corporation

(Name of the Issuer)

Home City Financial Corporation

(Name of Person(s) Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

43706C 10 0

(CUSIP Number of Class of Securities)

J. William Stapleton Home City Financial Corporation 2454 North Limestone Street Springfield, Ohio 45503 (937) 390-0470

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
Copy to:
Cynthia A. Shafer, Esq.
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202
(513) 723-4000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☑	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$530,852	$56.80
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$56.75

Form or Registration No.:	Schedule 13E-3 (File No. 005-47991) and Amendments No. 3, 5 and 6

Filing Party:	Home City Financial Corporation

Date Filed:	January 26, 2006, July 20, 2006, September 27, 2006, and November 21, 2006

*	Calculated solely for purposes of determining the filing fee. This amount consists of the $530,852 of cash planned to be paid in lieu of issuing fractional common shares to holders of less than one common share after the proposed reverse stock split, with the acquisition of 31,044 common shares for $17.10 per share in cash.

**	The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $530,852 by 0.000107.

INTRODUCTION
     This Final Amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) is being filed with the Securities and Exchange Commission (the “SEC”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13e-3 promulgated thereunder by Home City Financial Corporation, an Ohio corporation (“HCFC”). HCFC proposed that its shareholders, at the 2006 Annual Meeting of the Shareholders of HCFC originally called to order on October 27, 2006, and adjourned to November 30, 2006 (the “Annual Meeting”), approve and adopt amendments to HCFC’s Articles of Incorporation, as amended, whereby (a) HCFC would effect a 1-for-210 reverse stock split of its common shares, no par value per share (the “Common Shares”) and, in lieu of issuing fractional shares to holders of less than one whole Common Share, shareholders holding less than 210 Common Shares immediately prior to the reverse split would receive cash in the amount of $17.10 for each pre-split Common Share and (b) immediately following the reverse stock split and the conversion of fractional shares, HCFC would effect a 210-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split and conversion. At the Annual Meeting, items (a) and (b) were considered and voted on as one proposal (the “Stock Splits”).
     At the Special Meeting, HCFC’s shareholders approved the Stock Splits with 58.64% of HCFC’s outstanding shares voting for the Stock Splits.
     On November 30, 2006, a Certificate of Amendment to HCFC’s Articles of Incorporation, as amended, was filed with the Ohio Secretary of State to effect the reverse stock split, followed immediately by the filing of a Certificate of Amendment to effect the forward stock split. Each of these certificates was effective upon filing.
     The Stock Splits reduced the number of HCFC’s shareholders to below 300 and HCFC will file a Form 25 and a Form 15 with the SEC to delist from The NASDAQ Capital Market and to terminate the registration of the Common Shares under the Exchange Act and to suspend its SEC reporting obligations.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 30, 2006

HOME CITY FINANCIAL CORPORATION
By:	/s/ J. William Stapleton

Name:	J. William Stapleton
Title:	President, Chief Executive Officer & Chief
Operating Officer